UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CAPLEASE, INC.

(Name of Subject Company (Issuer))

CAPLEASE, INC.

(Name of Filing Person (Offeror))

7.50% Convertible Senior Notes due 2027	140288 AA 9
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Paul C. Hughes

General Counsel

CapLease, Inc.

1065 Avenue of the Americas

New York, New York 10018

(212) 217-6300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dee Ann Dorsey, Esq.

Hunton & Williams LLP

200 Park Avenue

New York, New York 10166

 (212) 309-1174

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,009,000	$4,012.03

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 7.50% Convertible Senior Notes due 2027 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of August 29, 2012, there was $35,009,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $35,009,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of October 9, 2007 (the “Indenture”), among CapLease, Inc., a Maryland corporation (the “Company”), certain subsidiaries of the Company, as guarantors, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), for the Company’s 7.50% Convertible Senior Notes due 2027 (the “Securities”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities as set forth in the Issuer Put Right Notice for 7.50% Convertible Senior Notes due 2027, dated August 30, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Securities and is obligated to repurchase all of the Securities if validly surrendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into shares of common stock, par value $0.01 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 1065 Avenue of the Americas, New York, New York 10018 and the telephone number there is (212) 217-6300. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(c) Not applicable.

Item 12. Exhibits.

(a)(1)(A) Issuer Put Right Notice for 7.50% Convertible Senior Notes due 2027, dated August 30, 2012.

(a)(1)(B) Form W-9.

(a)(5) Press release issued by the Company on August 30, 2012.

(b) Credit Agreement, dated as of June 29, 2012, by and among Caplease, LP, PREFCO Dix-Neuf LLC, PREFCO Nineteen Limited Partnership, CLF Cane Run Member, LLC, CLF Cane Run Louisville, LLC, CLF Landmark Omaha LLC, CLF Dodge Omaha LLC, KDC Busch Boulevard LLC and CLF 555 N Daniels Way LLC, as Borrowers, the financial institutions party thereto and their assignees under Section 13.6, as Lenders, Wells Fargo Bank, National Association, as Administrative Agent, and Wells Fargo Securities, LLC, as Sole Lead Arranger and Bookrunner (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2012, and incorporated herein by reference).

(d)(1) Indenture, dated as of October 9, 2007, by and among CapLease, Inc., Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (filed as Exhibit 4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007, and incorporated herein by reference).

(d)(2) Registration Rights Agreement, dated as of October 9, 2007, between CapLease, Inc. and Deutsche Bank Securities, Inc. (filed as Exhibit 10 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007, and incorporated herein by reference).

(g) None.

(h) None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPLEASE, INC.

	By:	/s/ Paul C. Hughes
	Name:	Paul C. Hughes
	Title:	Vice President, General Counsel and Corporate Secretary
Date: August 30, 2012

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EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Issuer Put Right Notice for 7.50% Convertible Senior Notes due 2027, dated August 30, 2012

99(a)(1)(B)	Form W-9

99(a)(5)	Press release issued by the Company on August 30, 2012

99(b)	Credit Agreement, dated as of June 29, 2012, by and among Caplease, LP, PREFCO Dix-Neuf LLC, PREFCO Nineteen Limited Partnership, CLF Cane Run Member, LLC, CLF Cane Run Louisville, LLC, CLF Landmark Omaha LLC, CLF Dodge Omaha LLC, KDC Busch Boulevard LLC and CLF 555 N Daniels Way LLC, as Borrowers, the financial institutions party thereto and their assignees under Section 13.6, as Lenders, Wells Fargo Bank, National Association, as Administrative Agent, and Wells Fargo Securities, LLC, as Sole Lead Arranger and Bookrunner (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2012, and incorporated herein by reference)

99(d)(1)	Indenture, dated as of October 9, 2007, by and among CapLease, Inc., Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (filed as Exhibit 4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007, and incorporated herein by reference)

99(d)(2)	Registration Rights Agreement, dated as of October 9, 2007, between CapLease, Inc. and Deutsche Bank Securities, Inc. (filed as Exhibit 10 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007, and incorporated herein by reference)

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